SOUTH TEXAS OIL COMPANY

                        2802 Flintrock Trace, Suite 252

		Telephone:  (512) 371-4152  Austin, TX  78738
			   Facsimile: (512) 263-5046

March 14, 2007

Securities and Exchange Commission
Kevin Sterrtzel, Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:    SOUTH TEXAS OIL COMPANY
       COMMENT LETTER DATED MARCH 7, 2007
       FORM 8-K
       FILE NO. 0-50732
       FILED ON MARCH 6, 2007

Dear Mr. Sterrtzel:

The following are South Texas Oil Company's responses to the comments sent under cover of your March 7, 2007 letter sent to my attention. An Amendment on Form 8-K is being filed at the same time that this letter is being forwarded to your attention.

Form 8-K filed March 6, 2007

   1. We note in your filing that your former auditor was dismissed on February 8, 2007. It appears you did not file your Form 8-K for this event until March 6, 2007. Please note that disclosure of events required under Form 8-K shall be made within 4 business days of the event.

       Response: Form 8-K was provided to our Edgar service for processing; however, it was not processed timely. The Company recently appointed a CFO whose responsibilities will include assisting with and following up on the necessary filings to ensure that they are completed timely.

   2. Your disclosure refers to an attached letter from Larry O'Donnell, CPA filed as Exhibit 16. We are unable to locate the referenced letter in your filing. Please file an amendment under cover of Forms 8-KA and include the ITEM 4.01 designation, that includes the letter from the former accountant filed as an Exhibit 16.

       Response:   Exhibit   16,   letter   from   Larry   O'Donnell,  CPA  was
       inadvertently omitted from the original filing. The Amendment on Form 8-K contains the appropriate Exhibit.

Sincerely,

/s/ Murray N. Conradie
----------------------
Murray N. Conradie
Chairman/CEO